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                            March 7, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed February 14,
2022
                                                            File No. 333-259619

       Dear Mr. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-3 filed February 14, 2022

       General

   1.                                                   We note your response
to comment 4 and have the following comments:

                                                              We note your
representation that    [t]he Company initially exceeded the 40%
                                                            Threshold on
October 19, 2021, the date of pricing of IHC   s IPO    and that    [o]n
                                                            October 19, 2021,
the IHC founder shares owned by the Company had a market value of $21,100,000 . .
.. .    These representations appear to indicate that, on October 19,
                                                            2021, Investment
s interests in IHC constituted investment securities holding a value exceeding 40% of
Investment   s total assets, exclusive of Government securities and
                                                            cash items, and in
turn, the Company   s interests in Investments constituted
 Scott W. Absher
ShiftPixy, Inc.
March 7, 2022
Page 2
              investment securities holding a value exceeding 40% of the
Company   s total assets,
              exclusive of Government securities and cash items. Please reconcile with your assertions, made elsewhere in your response, that an
accounting issue has caused the
              Company to experience an    extraordinary event    that has
temporarily altered the
              composition of the Company   s assets entitling it to rely upon
the safe harbor in Rule
              3a-2.    In your response, please clarify whether you believe the
Company   s
                 accounting issue    is distinct from, or the same as, the
apparent trigger of the 40%
              Threshold on October 19, 2021 as a result of the value of the
Company   s interests in
              Investments.

                We note that you    expect to invest or otherwise extend
capital, through Investments
              totaling up to approximately $25,031,408 in connection with [the
Company   s]
              sponsorship of the SPACs . . . .    We also note that these
investments and extensions
              of capital would appear to result in the acquisition of a significant amount of investment securities as defined in section 3(a) of the Investment Company Act of
              1940 (the    1940 Act   ). Please provide your analysis regarding
whether such business
              activities evidence the    bona fide intent to be engaged
primarily, as soon as is
              reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in
              securities    required in order to rely on the temporary safe
harbor for transient
              investment companies in Rule 3a-2.

                Please revise your disclosure addressing the risks that the Company may be an investment company as defined in the 1940 Act to disclose (i) the
Company   s belief
              that it is relying on the temporary safe harbor for transient investment companies in
              Rule 3a-2 of the 1940 Act and (ii) the date on which the Company believes the one-
              year period commenced pursuant to Rule 3a-2(b).

            Please also revise your disclosure to discuss (i) the consequences to the Company if it
          fails to meet the requirements of the temporary safe harbor for transient investment companies under Rule 3a-2, (ii) any consequences to the Company of its ability to rely on Rule 3a-2 only once in any three-year period, including your future sponsorship of SPAC initial public offerings through Investments, and
(iii) the
FirstName LastNameScott    W. Absher
          actions the company    expects to take in order to comply with Rule
3a-2, including
Comapany your
          NameShiftPixy,    Inc. [the IHC founder shares], along with the
founder shares of the
                intent    to divest
          other
March 7, 2022    SPACs
               Page 2 prior to October 19, 2022 . . . .
FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany
March       NameShiftPixy, Inc.
       7, 2022
March3 7, 2022 Page 3
Page
FirstName LastName
2. We note your press release dated January 24, 2022 announcing your plan to release an
         NFT gamification loyalty program in 2022 in connection with your launch of Ghost
         Kitchen food brands, as well as your description of such loyalty program on your website.
         In connection therewith, please:

                Provide us with a materially complete description of the NFTs and clarify who will create them.

                Provide us with your legal analysis that such digital assets monetized in your loyalty program are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities; and

                Explain to us how your loyalty program operates and your role in it.

        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ivan Blumenthal